Stream It, Inc.

CyberLandr™

ANNUAL REPORT

11717 Prado Ranch Blvd

Austin, TX 78725-6302

0

https://www.cyberlandr.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Stream It, Inc. transforms organizations and industries by combining artificial intelligence (AI) with advanced sensors to provide real-time insights and competitive advantages.

Stream It® applied this technology to create CyberLandr™, a disappearing camper for Tesla Cybertruck. CyberLandr plans to use software and AI to disrupt the RV industry in the same way Tesla has used them to disrupt the auto industry.

Stream It has five patents currently and has an additional five pending or soon to be filed. The patents cover software, hardware, sensors, and manufacturing techniques.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $720.00
Number of Securities Sold: 7,200,000
Use of proceeds: Negligible, founders shares at par value
Date: June 19, 2018

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue in 2019 and 2020 consisted primarily of non-recurring revenue generated by providing consulting services. Presently, Stream It® has more than 2,500 pre-orders for CyberLandr™ and is working diligently to complete engineering and begin manufacturing in conjunction with Cybertruck's expected production in 2023.

Revenue for fiscal year 2021 was $538,500, up about 484% compared to fiscal year 2020 revenue of $111,264. The Company provided more consulting services in 2020 that resulted in an increase in revenue.

Cost of sales

Cost of sales in 2021 was $491,398, a increase of approximately 1,867%, from costs of $26,322 in fiscal year 2020. This is due the increase in revenue and to the costs for the current consulting project being heavily front-loaded.

Gross margins

2021 gross profit declined by $64,162, or roughly 58% to $47,102 resulting in a gross margin of about 8.7% compared to 76.3% in 2020 largely due to the increased research and development expenses related to developing our new product, CyberLandr.

Expenses

The Company's expenses consist of, among other things, employee compensation, independent contractor fees, marketing and sales expenses, fees for professional services and research and development expenses. Total operating expenses in 2021 increased by $443,221

During 2021 and 2020, the expenses that required the most cash were labor costs associated with research and development and the cost of sales. Research and development costs for 2021 and 2020 were $367,212 and $81,410 , respectively. The Company has invested the majority of its resources towards research and development in order to design a product that will be attractive to consumers.

Historical results and cash flows:

During 2021 and 2020, the Company generated cash to pay these expenses through gross profit from the consulting services provided. In addition, the Company received a Paycheck Protection Program (PPP) loan in 2020 to fund help fund labor costs. In 2021 and 2022, the Company has and will continue to seek third-party financing and support from crowdfunding to continue development of products. By 2023, the Company expects the gross profits from the newly developed products to produce funds that will service the debt and fund other operational expenses.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $639,859.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

$0

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Lance M. King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman
Dates of Service: May 14, 2018 - Present
Responsibilities: Lead the Board of Directors. Salary: $10k/month. Equity: 6,850,000 shares of Common Stock

Position: Chief Executive Officer (CEO)
Dates of Service: May 14, 2018 - Present
Responsibilities: Manage the company and provide vision and strategy.

Other business experience in the past three years:

Employer: myVAR
Title: Owner
Dates of Service: September 19, 2019 - Present
Responsibilities: Consulting services

Name: Steven Tueller

Steven Tueller's current primary role is with Brigham Young University Hawaii. Steven Tueller currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (CFO)
Dates of Service: September 19, 2018 - Present
Responsibilities: Finances and budget. Does not currently receive a salary. Equity: 200,000 shares of Common Stock.

Other business experience in the past three years:

Employer: Brigham Young University Hawaii
Title: Administrative Vice President
Dates of Service: June 15, 2006 - Present
Responsibilities: Management and budget

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Lance M. King
Amount and nature of Beneficial ownership: 6,850,000
Percent of class: 68.5

RELATED PARTY TRANSACTIONS

Name of Entity: myVAR, Inc.
Names of 20% owners: Lance M. King
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: myVAR won a multimillion-dollar contract to provide real-time data analytics for a fleet of buses. To fulfill that contract, myVAR subcontracted with other companies. In 2018, myVAR and two of the subcontractors combined their skills and intellectual property to form Stream It. myVAR on occasion loaned money to Stream It to help ensure its success. As a Value Added Reseller, Stream It occasionally acquires hardware and software from myVAR when needed to fulfill its contracts.
Material Terms: Loans were 0% APR repayable at Stream Its convenience. In 2019, 2020, and 2021 the Company provided consulting services to this Entity thus generating revenue in the amounts of $100,309, $111,264, and $38,500 respectively.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 125,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 10,000,000 shares, includes 7,200,000 shares of Common Stock, 1,800,000 shares of Common Stock that will vest in 2022, and 1,000,000 shares of unissued options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal.

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all or any number of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted.

Transfer Restrictions.

Investors should understand that the bylaws of the Company contain restrictions on the transfer of the securities, including a right of first refusal in favor of the Company, and investors may not transfer the securities in contravention of the Company's bylaws.

No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized.

* For further information concerning this security's other material rights, please refer to the Company's Bylaws attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational CyberLandr™ or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our CyberLandr™. Delays or cost overruns in the development of our CyberLandr™ and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Stream It, Inc. was formed on May 14, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Stream It, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think thatCyberLanddr@ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on cloud services providers or in their computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on cloud services providers could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Stream It, Inc.

By   /s/ *Lance M. King*

        Name: Stream It, Inc.

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Lance M. King, the CEO of Stream It, Inc., hereby certify that the financial statements of Stream It, Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Stream It, Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2022.

 (Signature)

CEO
April 28, 2022

Stream It, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Stream It SVB Checking-0528	639,859.44
Stream It SVB Collateral Account-9681	0.00
Total Bank Accounts	**$639,859.44**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Bond Processing Fee	250,000.00
Due From Shareholder	5,200.00
Total Other Current Assets	**$255,200.00**
Total Current Assets	**$895,059.44**
Fixed Assets	
Fixed Asset Computers	7,428.48
Accumulated Depreciation	-7,428.48
Total Fixed Asset Computers	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
Deferred Tax Asset	18,690.00
Deferred Tax Asset - Allowance	-18,690.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$895,059.44**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Lance King SVB Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Due to MyVAR	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
UT Income Tax	0.00
UT Unemployment Tax	0.00

Stream It, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Total Payroll Liabilities	**0.00**
Refundable Cyberlandr Deposits	1,174,081.40
SBA PPP	0.00
Total Other Current Liabilities	**$1,174,081.40**
Total Current Liabilities	**$1,174,081.40**
Total Liabilities	$1,174,081.40
Equity	
Common Stock	900.00
Common Stock-StartEngine	235,624.82
Opening Balance Equity	0.00
Retained Earnings	-21,017.25
Net Income	-494,529.53
Total Equity	**$ -279,021.96**
TOTAL LIABILITIES AND EQUITY	**$895,059.44**

Stream It, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	500,000.00
MyVAR Consulting Revenue	38,500.00
Total Sales	**538,500.00**
Total Income	**$538,500.00**
Cost of Goods Sold	
Cost of Goods Sold	
Consulting Fees-MyVAR	185,972.53
Payroll Processing Fees	3,987.23
Payroll Taxes	11,336.12
Sub Contractors	76,788.07
Supplies	66,723.26
Wages	146,590.48
Total Cost of Goods Sold	**491,397.69**
Total Cost of Goods Sold	**$491,397.69**
GROSS PROFIT	**$47,102.31**
Expenses	
Advertising & Marketing	72,872.49
Bank Charges & Fees	1,043.57
Car & Truck	200.00
Consulting Fees	
Grant Consulting Fees	30,000.00
Total Consulting Fees	**30,000.00**
Depreciation Expense	7,428.48
Dues & subscriptions	938.62
Legal & Professional Services	
Accountant Fees	35,925.00
Attorney Fees	16,844.00
Total Legal & Professional Services	**52,769.00**
Meals & Entertainment	1,705.00
Office Supplies & Software	2,123.98
Research & Development	0.00
Engineering/Design	159,428.00
Payroll Processing Fees	951.74
Payroll Tax	2,677.50
Product Development	47,674.97
Sub Contractors	121,480.00
Wages	35,000.00
Total Research & Development	**367,212.21**
Shipping, Freight & Delivery	190.52

Stream It, Inc.

Profit and Loss

January - December 2021

	TOTAL
Taxes & Licenses	1,872.00
Travel	680.38
Website Expense	24,437.68
Total Expenses	**$563,473.93**
NET OPERATING INCOME	**$ -516,371.62**
Other Income	
Interest Income	0.09
SBA PPP Loan Forgiveness	21,842.00
Total Other Income	**$21,842.09**
NET OTHER INCOME	**$21,842.09**
NET INCOME	**$ -494,529.53**

I, Lance M. King, the CEO of Stream It, Inc., hereby certify that the financial statements of Stream It, Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Stream It, Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2022.

 (Signature)

CEO
April 28, 2022

CERTIFICATION

I, Lance M. King, Principal Executive Officer of Stream It, Inc., hereby certify that the financial statements of Stream It, Inc. included in this Report are true and complete in all material respects.

Lance M. King

CEO